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                              September 9, 2021

       Timothy K. Driggers
       Chief Financial Officer
       EOG Resources, Inc.
       1111 Bagby
       Sky Lobby 2
       Houston, TX 77002

                                                        Re: EOG Resources, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            File No. 001-09743

       Dear Mr. Driggers:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

   1. Your CSR report notes that reducing emissions from your operations is important to EOG for environmental,
operational, and economic reasons. We also note that you provided more expansive
disclosure in your CSR report than you provided in your SEC filings.
                                                        Please advise us what
consideration you gave to providing the same type of climate-
                                                        related disclosure in
your SEC filings as you provided in your CSR report.
   2. We note that you generally refer to capital expenditures for climate-related projects. If material, please
quantify these expenditures.
   3. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:
                                                            increased demand
for goods that result in lower emissions than competing products;
                                                            increased
competition to develop innovative new products that result in lower emissions;
                                                            increased demand
for generation and transmission of energy from alternative energy sources;
 Timothy K. Driggers
EOG Resources, Inc.
September 9, 2021
Page 2
                decreased demand for services related to carbon-based energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
4. Quantify any material weather-related damages to your property or operations.
5. If material, disclose any weather-related impacts on the cost or availability of insurance.
6. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as market trends that may alter business opportunities, credit risks, or technological changes.
7. Quantify any material increased compliance costs related to climate change.
8. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding comments.



FirstName LastNameTimothy K. Driggers                           Sincerely,
Comapany NameEOG Resources, Inc.
                                                                Division of
Corporation Finance
September 9, 2021 Page 2                                        Office of
Energy & Transportation
FirstName LastName